UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

eWellness Healthcare Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

30051D 10 6

(CUSIP Number)

CURTIS HOLLISTER

11825 Major Street, Culver City, CA 90230

(310) 915-9700

——————————————————————

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 30, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid 0MB control number.

(1)	NAMES OF REPORTING PERSONS CURTIS HOLLISTER
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF	(7)	SOLE VOTING POWER 1,950,000 shares
SHARES BENEFICIALLY OWNED BY EACH	(8)	SHARED VOTING POWER 0 shares
REPORTING PERSON WITH	(9)	SOLE DISPOSITIVE POWER 1,950,000 shares
	(10)	SHARED DISPOSITIVE POWER 0 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,950,000 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.83%
(14)	TYPE OF REPORTING PERSON (see instructions) IN

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ITEM 1. SECURITY AND ISSUES.

This Schedule 13D relates to shares of common stock, $0.001 par value per share (the “Common Stock”), of eWellness Healthcare Corporation, a Nevada corporation (“EHC” or “the Company”). The address of its principal office is 11825 Major Street, Culver City, CA 90230.

ITEM 2. IDENTITY AND BACKGROUND.

(a)	The name of the person filing this Statement (the “Reporting Person”) is Curtis Hollister (“Hollister”).

(b)	The principal business address for the Reporting Person is 8 York street suite 200, Ottawa, Ontario Canada K1N 5S6 .

(c)	Hollister’s principal business is Technology Executive and the principal place of such business is 8 York street suite 200. Ottawa, Ontario Canada K1N 5S6 . Hollister is also a member of the Issuer’s Board of Directors.

(d)	Hollister has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e)	Hollister has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject or, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship of Hollister: Canada

ITEM 3. SOURCE OF FUNDS OR OTHER CONSIDERATION.

Hollister received 1,650,000 shares from the Issuer as a founder (the “Founding Shares”).

On April 30, 2014, the Issuer closed a share exchange (the “Share Exchange”) between itself, eWellness Corporation, a Nevada corporation (“eWellness”), eWellness’ shareholders and Andreas A. McRobbie-Johnson (“Andreas”), the Issuer’s former chief executive office, pursuant to which eWellness became the Issuer’s wholly-owned subsidiary, pursuant to a Share Exchange Agreement (the “Agreement”). Pursuant to the Share Exchange, Andreas agreed to transfer an aggregate of 4,600,000 shares of the Issuer’s common stock that he owned, including transferring 300,000 to Hollister. There were no rights to acquire any equity interests of the Issuer prior to the closing of the Share Exchange. The Share Exchange was previously disclosed by the Issuer on the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on May 6, 2014.

ITEM 4. PURPOSE OF THE TRANSACTION.

The Reporting Person received the Founding Shares for his efforts related to starting eWellness.

The Share Exchange was done to effect a change in control of the Issuer. Pursuant to the Agreement, the Reporting Person became a member of the Issuer’s Board of Directors.

Except as described above, the Reporting Person does not have a definitive plan, arrangement or understanding to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws, to cause the common stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or to take any action similar to the above.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	The aggregate number and percentage of shares of the Issuer’s common stock (the “Common Stock”) to which this Schedule 13D relates is 1,950,000 shares of Common Stock, constituting approximately 12.83% of the Issuer’s outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 15,200,000 shares of Common Stock outstanding as of May 6, 2014.

(b)	Hollister has sole power to vote or direct the vote of and to dispose or direct the disposition of the 1,950,000 shares of Common Stock reported herein.

(c)	There have been no other transactions in the shares of Common Stock effected by Hollister during the past 60 days.

(d)	No person other than Mr. Hollister has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s common stock reported as being beneficially owned (or which may be deemed to be beneficially owned) by Mr. Hollister.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as described above, there are no contracts, agreements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2014

/s/ CURTIS HOLLISTER
Curtis Hollister

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